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                BlackRock Enhanced International Dividend Trust

                              File No. 811-22032

       Sub-Item No. 77D: Changes in Non-Fundamental Investment Policies

   On March 22, 2017, the Registrant's Board of Trustees (the "Board") approved changes to certain non-fundamental investment policies of the Registrant, which began effective on June 12, 2017.

   Historically, under normal market conditions, the Registrant has been required to invest at least 80% of its total assets in equity securities issued by non-U.S. companies. Under the new investment policy, under normal circumstances, the Registrant will be required to invest at least 80% of its net assets in dividend-paying equity securities issued by non-U.S. companies.

   The Registrant has also historically intended to write covered put and call options with respect to approximately 45% to 55% of its total assets, with the expectation that such percentage would vary from time to time with market conditions. Under the new investment policy, the Registrant intends to write covered put and call options with respect to approximately 30% to 45% of its total assets, although this percentage may vary from time to time with market conditions.

   Finally, the Registrant has historically been permitted to invest in companies of any size market capitalization. While the new investment policy continues to permit this, it specifies that the Registrant intends to invest primarily in the securities of large capitalization companies.

   In connection with these changes in certain non-fundamental policies, the Registrant's Board approved a change to the Registrant's name from "BlackRock International Growth & Income Trust" to "BlackRock Enhanced International Dividend Trust" to reflect the Registrant's new portfolio characteristics, effective June 12, 2017.